Exhibit 7.04

FOR IMMEDIATE RELEASE

Media Contact:	Ian McConnell (908) 423-3046	Investor Contact:	Carol Ferguson (908) 423-4465

Merck Announces Successful Completion of Tender Offer for Shares of Inspire Pharmaceuticals, Inc. With Over 75 Percent of Shares Tendered

WHITEHOUSE STATION, N.J., May 13, 2011 - Merck (NYSE: MRK), known as MSD outside the United States and Canada, announced today that Monarch Transaction Corp., its wholly-owned subsidiary (“Monarch”), successfully completed the cash tender offer for all of the outstanding shares of common stock (together with the associated preferred stock purchase rights, the “Shares”) of Inspire Pharmaceuticals, Inc. (“Inspire”), which expired at 12:00 midnight, New York City time, on Thursday, May 12, 2011.  Computershare, Inc., the Depositary for the tender offer, has indicated that, as of the expiration of the tender offer, approximately 72,544,987 Shares (excluding Shares subject to guarantees of delivery) had been validly tendered and not properly withdrawn from the tender offer, representing approximately 75.4 percent of the outstanding Shares on a fully diluted basis (as determined pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) among Monarch, Merck and Inspire, dated as of April 5, 2011).  All Shares that were validly tendered and not properly withdrawn in the tender offer have been accepted for purchase and payment at the offer price of $5.00 per share in cash, without interest and less any applicable withholding taxes, and all holders of these Shares will be paid promptly in accordance with the terms of the offer.
Merck intends to complete the acquisition of Inspire promptly through the merger of Monarch with and into Inspire, with Inspire as the surviving corporation.  Pursuant to the terms and conditions of the Merger Agreement, Monarch will exercise its top-up option to purchase a number of newly issued Shares (the “Top-Up Option Shares”) directly from Inspire at the same price per share paid in the tender offer in an amount which, when taken together with the Shares purchased in the tender offer, constitutes at least 5,000 Shares more than 90 percent of the Shares outstanding (after giving effect to the issuance of the Top-Up Option Shares).  As a result of the tender offer and following the purchase of the Top-Up Option Shares, Monarch will own at least 90 percent of the outstanding Shares, which is sufficient to enable Monarch to effect the merger without a vote or meeting of Inspire’s stockholders through the “short-form” merger provisions of Delaware law.
Merck expects to complete the acquisition of Inspire on May 16, 2011 through the merger described above.  Pursuant to the terms of the Merger Agreement, at the effective time of merger the remaining Inspire stockholders (other than Inspire, Merck and Monarch and any of their respective direct or indirect subsidiaries, or those stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will become entitled to receive $5.00 per Share in cash, without interest and less any applicable withholding taxes, the same price that was paid in the tender offer.  After the merger, Inspire will be a wholly-owned subsidiary of Merck, Inspire shares will cease to be traded on the NASDAQ Global Market and Inspire will no longer have reporting obligations under the Securities and Exchange Act of 1934, as amended.

About Merck
Today's Merck is a global healthcare leader working to help the world be well.  Merck is known as MSD outside the United States and Canada.  Through our prescription medicines, vaccines, biologic therapies, and consumer care and animal health products, we work with customers and operate in more than 140 countries to deliver innovative health solutions.  We also demonstrate our commitment to increasing access to healthcare through far-reaching policies, programs and partnerships.  For more information, visit www.merck.com.

Forward-looking statement
This news release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the merger between Merck and Schering-Plough, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the merger of Merck and Schering-Plough will not be realized, or will not be realized within the expected time period; the impact of pharmaceutical industry regulation and health care  legislation; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; Merck’s ability to accurately predict future market conditions; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the risk of new and changing regulation and health policies in the United States and internationally and the exposure to litigation and/or regulatory actions.
Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2010 Annual Report on Form 10-K and the company’s other filings with the Securities and Exchange Commission (SEC) available at the SEC’s Internet site (www.sec.gov).
# # #